TROIKA MEDIA GROUP, INC.
1715 N. Gower Street
Los Angeles, California 90028

March 9,2022

Converge Direct, LLC
2 Depot Plaza
Bedford Hills, NY 10507
Attention: Thomas Marianacci

Gentlemen:

Pursuant to the terms and conditions of the Financing Agreement by and among Troika Media Group, Inc. ("TMG"), as Borrower, each subsidiary of TMG (including Converge Direct), as a Guarantor, the Lenders from time to time a party thereto, and Blue Torch Finance, LLC, as Administrative Agent and Collateral Agent (the "Financing Agreement"), TMG is required, among other things, to satisfy a minimum of $15 million of "Liquidity," as defined in the Financing Agreement, as of the Closing Date.

The current members of Converge Direct, LLC and its affiliates ("Converge") have agreed at Closing (as defined) to have a zero balance sheet and at least $5 million in unrestricted cash at Converge (hereinafter, the "Retained Funds") for the one-year period following the Closing of the acquisition of Converge by TMG, provided TMG is in full compliance with all financial covenants under the Financing Agreement, the former members of Converge shall have the option, at their sole discretion, from time to time, in whole or in part, to either require TMG to repay that portion of the Retained Funds in excess of all financial covenant requirements or to convert such portion of the Retained Funds into shares of TMG stock at $2.00 per share.

Thank you for your consideration. Please acknowledge your acceptance to the foregoing terms and conditions.

Very truly yours,

TROIKA MEDIA GROUP, INC.

By: ______________________
Christopher Broderick, CFO

ACCEPTED AND AGREED TO:

CONVERGE DIRECT, LLC

By: ______________________
Thomas Marianacci

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